Exhibit 99.1

Filed by NB&T Financial Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Issuing Company: Peoples Bancorp Inc.

Registration Statement on Form S-4 File No. 333-199152

Subject Company: NB&T Financial Group, Inc.

Commission File No.: 000-23134

NB&T Financial Reports Earnings for 2014

January 20, 2015

NB&T Financial Group, Inc. (Nasdaq: NBTF), parent company of The National Bank and Trust Company (“NB&T”), Wilmington, Ohio, announced net income for 2014 was $4.8 million, or $1.41 basic earnings per share , an increase of 13.7% compared to $4.2 million, or $1.24 basic earnings per share, for 2013. Net income was up primarily due to an increase in net interest income of $1.1 million and a decrease in the loan loss provision of $2.1 million. These improvements were partially offset by an increase in non-interest expense of $1.1 million and a decrease in non-interest income of $1.4 million. Non-interest expenses increased in 2014 compared to 2013 primarily due to 2014 merger related expenses, bonus accrual and a true-up provision on a loss sharing agreement with the FDIC. The decrease in non-interest income is due primarily to no securities sales net gains in 2014 compared to $1.0 million in 2013.

Net income for the fourth quarter of 2014 was $1.3 million, or $.37 basic earnings per share, compared to net income of $1.0 million, or $.30 basic earnings per share, for the same period in 2013. The increase was primarily due to no loan loss provision in the fourth quarter of 2014 compared to a provision of $750,000 for the same period in 2013. In addition, net interest income increased $511,000 in the fourth quarter when compared to the same period last year, but was offset by $218,000 in merger-related expenses, a $240,000 bonus accrual and a $285,000 true-up provision on a loan loss sharing agreement with the FDIC.

Net interest income was $21.7 million for 2014, compared to $20.6 million for 2013. Net interest margin increased to 3.57% for 2014, compared to 3.37% for the previous year. Net interest income has increased primarily due to increased investment in long term tax-exempt municipal securities and slower prepayments on mortgage-related securities. As a result, investment interest income increased $1.2 million in 2014, compared to last year. In addition, lower interest expense of $405,000 in 2014 compared to 2013 contributed to the increase in net interest income. The decrease in interest expense was primarily due to continued runoff of higher priced time deposits. These two increases were partially offset by a decrease in loan interest income of $515,000, primarily due to lower average loan balances of $9.3 million in 2014 compared to 2013. Net interest income was $5.6 million for the fourth quarter of 2014, compared to $5.1 million for the fourth quarter of 2013.

The provision for loan losses for 2014 was $510,000, compared to $2.6 million the previous year. There was no provision for loan losses in the fourth quarter of 2014 compared to a provision of $750,000 during the same quarter last year. The lower 2014 loan loss provision was the result of lower charge-offs and continuing reduction in problem loans. Net charge-offs were down to $1.0 million for 2014, compared to $3.3 million in 2013. Net charge-offs for the fourth quarter of 2014 dropped to $333,000, from $2.6 million in the same quarter last year. Additionally, non-performing loans of $5.2 million at December 31, 2014, were down $616,000 compared to $5.8 million at December 31, 2013.

Total non-interest income was $8.3 million for 2014, down from $9.6 million for 2013. The decrease is primarily due to approximately $1.0 million in securities sale net gains during 2013 and a gain of $300,000 on the extinguishment of $1.0 million in trust preferred debt. There were no such gains during 2014. In addition, total NSF fees were down $272,000, or 12%, for 2014 compared to 2013. These reductions were partially offset by an increase in trust services income of $206,000, or 16%, in 2014 over 2013. Non-interest income for the fourth quarter of 2014 was $2.1 million, compared to $2.3 million for the same period last year.

Total non-interest expense was $23.5 in 2014, compared to $22.4 million in 2013. The increase is primarily due to merger-related expenses of $642,000 and a bonus accrual of $570,000. In addition, a true-up provision of $510,000 was made during 2014 under NB&T’s March 2010 Purchase and Assumption Agreement with the FDIC. That agreement requires NB&T to reimburse the FDIC for a portion of the loss share funds previously paid by the FDIC to NB&T in the event losses fail to reach the expected loss level. These expenses were offset by a decrease of approximately $361,000 in state taxes due to Ohio’s new financial institution tax replacing Ohio’s bank franchise tax and a decrease of approximately $558,000 in professional fees, excluding merger-related expenses. Non-interest expense for the fourth quarter of 2014 was $6.0 million, compared to $5.4 million for the same period last year due to the previously discussed quarterly expenses.

On August 4, 2014, Peoples Bancorp Inc. (“Peoples”) and NB&T announced the signing of an Agreement and Plan of Merger under which NB&T will be merged into Peoples. Under the terms of the agreement, shareholders of NB&T will receive 0.9319 shares of Peoples common stock and $7.75 in cash in exchange for each share of NB&T common stock. Peoples expects the acquisition of NB&T to be completed in the first quarter of 2015, subject to the satisfaction of customary closing conditions, including regulatory approvals and the approval of the shareholders of Peoples and NB&T. At that time, NB&T’s offices will become branches of Peoples.

On December 16, 2014 the Board of Directors declared a dividend of $0.30 per share, payable January 26, 2015 to shareholders of record on December 31, 2014.

Important Information for Investors and Shareholders

NB&T and Peoples and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NB&T and Peoples in connection with the proposed merger. Information about the directors and executive officers of Peoples is set forth in the proxy statement for Peoples’ 2014 annual meeting of shareholders, as filed with the Securities and Exchange Commission (the “SEC”) on Schedule 14A on March 14, 2014. Information about the directors and executive officers of NB&T is set forth in the proxy statement for NB&T’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2014, and in the Registration Statement on Form S-4 filed by Peoples with the SEC on October 3, 2014, and amendments to the Registration Statement. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. The joint proxy statement/prospectus will be sent to the shareholders of both NB&T and Peoples in advance of their respective special meetings of shareholders to be held to consider the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHE RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PEOPLES, NB&T AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, without charge, by directing a request to Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750, Attn.: Investor Relations. This news release does not constitute an offer to sell or the solicitation of an offer to buy securities of Peoples.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NB&T cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the expectations for the closing of the merger, the expected timing of the closing and the intention of Peoples to operate the offices of NB&T as branches of Peoples. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: (i) the ability to obtain the requisite NB&T and Peoples shareholder approvals; (ii) the risk that NB&T or Peoples may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; (iii) the risk that a condition to the closing of the merger may not be satisfied; (iv) the timing to consummate the proposed merger; (v) the risk that the businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vii) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (viii) the diversion of management time on merger-related issues; (ix) general worldwide economic conditions and related uncertainties; (x) liquidity risk affecting Peoples’ ability to meet its obligations when they come due; (xi) excessive loan losses; (xii) the effect of changes in governmental regulations; and (xiii) other factors we discuss or refer to in the “Risk Factors” section of NB&T’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 18, 2014 and NB&T’s Quarterly Report on Form 10-Q filed with the SEC on November 12,2014. These risks, as well as other risks associated with the merger, will be more fully discussed in the preliminary joint proxy statement/prospectus will be sent to the shareholders of both NBTF and Peoples in advance of their respective special meetings of shareholders to be held to consider the proposed merger. Additional risks and uncertainties are identified and discussed in NBTF’s and Peoples’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither NBTF nor Peoples undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS

(in thousands, except per share data)

(Unaudited)

	Three Months Ending					Year Ending
	12/31/2014	9/30/2014	6/30/2014	3/31/2014	12/31/2013	12/31/2014	12/31/2013
Statements of Income
Interest income	$5,928	$5,946	$5,684	$5,623	$5,480	$23,181	$22,472
Interest expense	351	355	357	376	414	1,439	1,844

Net interest income	5,577	5,591	5,327	5,247	5,066	21,742	20,628
Provision for loan losses	—	100	135	275	750	510	2,590
Other non-interest income	2,083	2,159	2,071	1,968	2,051	8,281	8,634
Net gains on sales of securities	—	—	—	—	227	—	1,008

Total non-interest income	2,083	2,159	2,071	1,968	2,278	8,281	9,642
Total non-interest expenses	6,027	6,230	5,590	5,603	5,377	23,450	22,391

Income before income taxes	1,633	1,420	1,673	1,337	1,217	6,063	5,289
Income taxes	372	277	337	251	200	1,237	1,046

Net income	$1,261	$1,143	$1,336	$1,086	$1,017	$4,826	$4,243

Per Share Data
Basic earnings per share	$0.37	$0.33	$0.39	$0.32	$0.30	$1.41	$1.24
Diluted earnings per share	0.36	0.33	0.38	0.32	0.30	1.39	1.24
Dividends per share	0.30	0.30	0.30	0.30	0.30	1.20	1.20
Book value at quarter end	20.94	20.77	20.68	20.25	19.84	20.94	19.84
Average basic shares outstanding	3,434	3,430	3,430	3,430	3,426	3,431	3,419
Average diluted shares outstanding	3,507	3,482	3,439	3,437	3,436	3,464	3,431
Balance Sheet Items (Quarter End)
Total assets	$648,097	$649,982	$652,196	$660,964	$638,312	$648,097	$638,312
Securities	154,149	157,874	163,039	154,848	138,098	154,149	138,098
Loans, including loans held for sale	399,568	401,289	390,586	389,945	399,496	399,568	399,496
Allowance for loan losses	3,579	3,911	3,715	4,010	4,053	3,579	4,053
Deposits	554,250	557,228	560,777	572,127	550,800	554,250	550,800
Borrowings	14,310	14,310	14,310	14,310	14,310	14,310	14,310
Total shareholders’ equity	72,081	71,265	70,937	69,443	68,035	72,081	68,035
Assets Under Management and Custody
Total assets	$648,097	$649,982	$652,196	$660,964	$638,312	$648,097	$638,312
Cash management sweep accounts	40,018	53,657	48,196	48,209	44,039	40,018	44,039
Market value of trust assets	263,005	260,143	263,208	256,835	254,403	263,005	254,403
Market value of brokerage assets	90,803	85,270	85,005	82,025	80,321	90,803	80,321
Loans serviced for others	42,329	40,445	41,546	40,879	41,794	42,329	41,794

Total assets under management and custody	$1,084,252	$1,089,497	$1,090,151	$1,088,912	$1,058,869	$1,084,252	$1,058,869

Selected Financial Ratios
Return on average assets (annualized)	0.76%	0.69%	0.82%	0.67%	0.62%	0.74%	0.64%
Return on average equity (annualized)	7.09	6.36	7.67	6.44	5.90	6.92	6.10
Dividend payout ratio	81.08	90.91	76.92	93.75	100.00	85.11	96.77
Net interest margin	3.64	3.66	3.51	3.48	3.33	3.57	3.37
Non-interest expense to total revenue	78.68	80.39	75.56	77.66	73.22	78.11	73.97
Average loans to average total assets	61.24	60.26	59.27	59.37	61.25	59.02	61.02
Asset Quality
Nonaccrual loans	$5,137	$3,605	$3,172	$4,640	$5,734	$5,137	$5,734
Accruing and 90 or more days past due	13	15	16	19	32	13	32

Total nonperforming loans	$5,150	$3,620	$3,188	$4,659	$5,766	$5,150	$5,766

Other real estate owned	995	1,353	1,601	1,050	1,224	995	1,224
Net charge-offs (recoveries)	333	(97)	431	318	2,581	985	3,297
Non-performing loans to total loans	1.29%	0.90%	0.82%	1.19%	1.44%	1.29%	1.44%
Loan loss allowance to total loans	0.90	0.97	0.95	1.03	1.01	0.90	1.01
Loan loss allowance to non-performing loans	69.50	108.04	116.53	86.07	70.29	69.50	70.29
Accruing loans 30+ days past due to total loans	0.16	0.07	0.29	0.08	0.05	0.16	0.05
Net charge-offs (recoveries) to average loans	0.33	(0.10)	0.44	0.33	2.57	0.34	0.82
Capital
Average equity to average total assets	10.77%	10.89%	10.64%	10.36%	10.49%	10.63%	10.51%
Tier 1 leverage ratio**	11.68	11.60	11.56	11.44	11.56	11.68	11.56
Total risk-based capital ratio**	19.06	18.88	19.29	19.36	19.10	19.06	19.10

**	Estimated for current quarter end

FORWARD-LOOKING STATEMENTS

Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “may increase,” “may fluctuate,” “will likely result,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” and “could” are generally forward-looking in nature and not historical facts. Results could differ materially from those expressed in such forward-looking statements due to a number of factors, including changes in interest rates and changes in national and local economic conditions, including significant employers in Southwest Ohio. Any forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, and actual results could differ materially from those contemplated by those forward-looking statements. Many of the factors that will determine these results are beyond the Company’s ability to control or predict. The Company disclaims any duty to update any forward-looking statements, all of which are qualified by the statements in this section.